

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 30, 2007

Richard A. Sajac
Chief Executive Officer
Tactical Solution Partners, Inc.
2408 Peppermill Drive, Suite 1
Glen Burnie, MD 21061

> **RE:** **Tactical Solution Partners, Inc.**
> **Amendment No. 2 to Form 10-SB**
> **Filed October 18, 2007**
> **File No. 0-52719**

Dear Mr. Sajac:

We have reviewed the above filing and have the following comments. Where indicated, we think that you should revise your Form 10-SB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 6. Executive Compensation, page 32</u>

1. Please revise your summary compensation table on page 32 to provide disclosure in accordance with revised Item 402(b) of Regulation S-B. For example, use the tabular format specified in Regulation S-B Item 402(b)(1). As another example, for awards of stock and options, disclose the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. See Regulation S-B Item 402(b)(2)(v) and (vi). Please revise as appropriate. Refer to SEC Release Nos. 33-8732A and 33-8765, available at our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2006.shtml.

2. We note your response to prior comment 5 in our letter dated October 3, 2007. Also include in the executive compensation of Messrs. Brechin and Rutherford the 400,000 shares transferred to each of them by Messrs. Wall, Kirch and Licis. Refer to Regulation S-B Item 402(a)(1).

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at (202) 551-3550, or me at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Rebecca G. DiStefano, Esq.
         Blank Rome LLP
         Via facsimile: (561) 417-8195